OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BRITTON & KOONTZ CAPITAL CORPORATION

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

111091104

(CUSIP Number)

J. Mark Manner
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee
(615) 256-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 111091104			Page 2 of 13

1.	Name of Reporting Person: Bazile R. Lanneau, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 63,718

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 63,718

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,649**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.961%

14.	Type of Reporting Person (See Instructions): IN

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104			Page 3 of 13

1.	Name of Reporting Person: Jeri Jean M. Lanneau		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 63

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 63

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,649**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.961%

14.	Type of Reporting Person (See Instructions): IN

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104			Page 4 of 13

1.	Name of Reporting Person: Bazile R. Lanneau		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 34,669

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 34,669

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,649**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.961%

14.	Type of Reporting Person (See Instructions): IN

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104			Page 5 of 13

1.	Name of Reporting Person: Anna Rose M. Lanneau		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 76,179

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 76,179

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,649**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.961%

14.	Type of Reporting Person (See Instructions): IN

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104			Page 6 of 13

1.	Name of Reporting Person: Keith P. Lanneau		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,020

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 15,020

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,649**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.961%

14.	Type of Reporting Person (See Instructions): IN

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 7 of 13 Pages

Item 1.     Security and Issuer

     The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per share, (“Stock”) of Britton & Koontz Capital Corporation, a Mississippi corporation (the “Company”). The principal executive offices of the Company are located at 500 Main Street, Natchez, Mississippi 39120.

Item 2.     Identity and Background

     (a)      This Schedule 13D is being jointly filed by each of the following persons as members of a group pursuant to Rule 13d-1(k)(2) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Bazile R. Lanneau, Jr., (ii) Jeri Jean M. Lanneau, (iii) Bazile R. Lanneau, (iv) Anna Rose M. Lanneau and (v) Keith P. Lanneau ((i), (ii), (iii), (iv) and (v) being collectively, the “Filing Persons”). The Filing Persons have entered into a Joint Filing Agreement, dated as of July 15, 2005, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

     (b)     The residence or business address of each of the Filing Persons is:

Bazile R. Lanneau, Jr.	Keith P. Lanneau
Jeri Jean M. Lanneau	2151 E. Lakeshore Dr.
790 Hwy 61 South	Baton Rouge, LA 70808
Natchez, MS 39120

Bazile R. Lanneau
Anna Rose M. Lanneau
750 Hwy 61 South
Natchez, Mississippi 39120

     (c)     The following are the present principal occupations or employment of each of the Filing Persons:

Present Employer and
Name of Filing Person	Principal Occupation	Address
Bazile R. Lanneau, Jr.	Financial Advisor	Linsco/Private Ledger 9456 Jefferson Hwy, Ste B Baton Rouge, LA 70809
Jeri Jean M. Lanneau	Organist	First Presbyterian Church 400 State St. Natchez, MS 39120
Bazile R. Lanneau	Life Insurance Sales	Self employed 423 Main St. Natchez, MS 39120
Anna Rose M. Lanneau	Housewife	N/A
Keith P. Lanneau	Business and Technical Consultant	Self employed 2151 E. Lakeshore Dr. Baton Rouge, LA 70808

     (d) and (e)      During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

     (f)     Each of the Filing Persons is a citizen of the U.S.A.

Item 3.      Source and Amount of Funds or Other Consideration

     Each of the Filing Persons acquired their shares of Stock in a variety of transactions, most of which were over five (5) years ago. Some of the Stock was acquired by gift, some acquired by inheritance, some acquired directly from the Issuer and some purchased in the open market. None of the individual Filing Persons own over 5% of the outstanding securities, however as of July 13, 2005 the Filing Persons agreed to act as a group with respect to the Stock. Some borrowed funds were used to purchase the Stock, however all amounts borrowed to purchase the Stock have been paid in full more than a year prior to the date of this filing. The source of the funds used by each of the Filing Persons was personal funds.

     All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the

CUSIP No. 111091104	Page 8 of 13 Pages

Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.

Item 4.     Purpose of Transaction

     The Filing Persons have filed this Schedule 13-D to report that they have formed a group for purposes of Section 13. The purpose of the agreement by the Filing Persons is to act as a group with respect to the Stock is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company. The Company’s Stock is very thinly traded and the Filing Persons believe that the Stock is undervalued. Based upon recent merger multiples and our understanding of the market area and the Company, it is the Filing Persons’ opinion that the Company could garner a takeover premium that would be attractive to shareholders and, in terms of the relative risks involved, exceeds any value the Company might realistically produce by remaining independent.

     Therefore, at this time, the Filing Persons believe that the optimal way to maximize the value of the Company’s shareholder value, is for the Board of Directors of the Company to pursue a sale of the Company to a larger financial services organization. Certain of the Filing Persons have tried to raise these issues with the board of directors of the Company in the past and have recently sent the letter attached hereto as Exhibit B to the board. The Filing Persons wish to continue to discuss their concerns and issues and influence the future policies of the board.

     The Filing Persons may, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views and (2) consider seeking election or appointment to the Board of Directors of the Company in connection with the 2006 Annual Meeting or otherwise.

     The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time purchase shares or dispose of any or all the shares of Stock held by them. In addition, the group may be expanded in the future to include other shareholders. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted above, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.      Interest in Securities of the Company

     (a)     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 2,116,316 reported as the number of outstanding shares as of May 1, 2005 on the Company’s Form 10-Q filed May 13, 2005. The Filing Persons have agreed to act as a group with respect to the each of the Filing Person’s individually owned Stock.

     As a group, the total Stock owned is 189,649 **shares or 8.961%.

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 9 of 13 Pages

(b) The following is the ownership of each of the individual Filing Persons.

	Number of Shares	Percent of outstanding
Name of Filing Person	owned by Individual	securities.

Bazile R. Lanneau, Jr.	63,718	3.011%
Jeri Jean M. Lanneau	63	0.030%
Bazile R. Lanneau	34,669	1.638%
Anna Rose M. Lanneau	76,179	3.600%
Keith P. Lanneau	15,020	0.710%
TOTAL	189,649	8.961%

     (c)      None of the Filing Persons have made purchases of Common Stock in the past 60 days, except for Keith P. Lanneau, who purchased 100 shares on the open market on July 14, 2005 at $20.50 per share for a total purchase price of $2,050 plus commissions.

     (d)      While each of the individual Filing Persons has the power to direct the decisions with respect to the Stock owned by such Filing Person, the individual Filing Persons have agreed to act as a group with respect to the stock. Thus each member of the group may be deemed to be beneficial owners of the shares of Stock owned by each other member of the group. Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Each of the Filing Persons have agreed to act as a group with respect to the Stock. At this time, there is no formal written contract, only an understanding among the Filing Persons to act in concert with respect to voting, giving or withholding of proxies and investment and disposition decisions. Each of the Filing Persons have signed the Joint Filing Agreement filed as Exhibit A to this filing.

Item 7.      Material to be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement.
B	Letter to the Board of Directors of the Company.

CUSIP No. 111091104	Page 10 of 13 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

Date: July 15, 2005

/s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr.

/s/ Jeri Jean M. Lanneau
Jeri Jean M. Lanneau

/s/ Bazile R. Lanneau
Bazile R. Lanneau

/s/ Anna Rose M. Lanneau
Anna Rose M. Lanneau

/s/ Keith P. Lanneau
Keith P. Lanneau

CUSIP No. 111091104	Page 11 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: July 15, 2005

/s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr.

/s/ Jeri Jean M. Lanneau
Jeri Jean M. Lanneau

/s/ Bazile R. Lanneau
Bazile R. Lanneau

/s/ Anna Rose M. Lanneau
Anna Rose M. Lanneau

/s/ Keith P. Lanneau
Keith P. Lanneau

CUSIP No. 111091104	Page 12 of 13 Pages

EXHIBIT B

Bazile R. Lanneau, Jr.
790 Hwy 61 South
Natchez, Mississippi 39120

July 15, 2005

Board of Directors
Britton & Koontz Capital Corporation
500 Main Street
Natchez, Mississippi 39120

Re:       Britton & Koontz Capital Corporation (the “Company”)

     Gentlemen:

     In October 2004, I raised several issues with the board of directors of the Company (the “Board”) expressing my concern that the present market for the Company stock is thinly traded and shareholders receive a depressed price for their interest through open market sales of the Company’s stock. I expressed my belief that the sale of the entire company to a significantly larger institution could provide the best price and improved liquidity to the shareholders. The Board was reminded of its duty to the shareholders, and I proposed that the Board appoint an independent committee of directors to evaluate whether shareholder interests would be better served through sale to another institution or by remaining independent. To date, I have not had an acceptable response from the Board with respect to these concerns.

     I noted with interest that on May 23, 2005 a Schedule 13-D was filed by Hot Creek Capital, L.L.C. and David Harvey, which schedule raised a number of the same concerns I had previously raised with the Board. In addition, I have talked with some of the Company’s other shareholders who have expressed that they share my concerns. It is now clear to me that I am not the only shareholder that believes that the sale of the Company to a larger entity likely is the best way to maximize shareholder value. As a result, five of the Company’s shareholders have agreed to form a group as provided in Section 13 of the Securities Exchange Act of 1934, as amended. This group is filing a Schedule 13-D with the SEC to disclose the formation of the group and to disclose our intent to influence the Board to fulfill its fiduciary duties to the shareholders by seeking to maximize shareholder value. We may also seek to encourage other shareholders to join in our group, in which case, we will file amendments to our Schedule 13-D as required by the Securities and Exchange Commission.

CUSIP No. 111091104	Page 13 of 13 Pages

     I would like to engage in conversations with the Board to discuss my concerns and issues as described above, as would certain other members of my filing group, and to work with the Board with respect to the best way for the Company to address these issues. I look forward to hearing from you soon.

Sincerely yours,
/s/ Bazile R. Lanneau, Jr.